================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                            The Asia Pacifc Fund, Inc
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    044901106
                                    ---------
                                 (CUSIP Number)

                                 Clayton Gillece
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 14, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)
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                               (Page 1 of 6 Pages)

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CUSIP NO. 04516T105                    13D                           PAGE 2 of 6
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----------------  --------------------------------------------------------------
       1          NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
----------------  --------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A) |_|
                                                                        (B) |_|
----------------  --------------------------------------------------------------
       3          SEC USE ONLY

----------------  --------------------------------------------------------------
       4          SOURCE OF FUNDS*

                  OO
----------------  --------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(D) OR 2(E)                             |_|

----------------  --------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  England and Wales

----------------  --------------------------------------------------------------
 NUMBER OF                         7      SOLE VOTING POWER

   SHARES                                 1,175,391
                                 -------  --------------------------------------
BENEFICIALLY                       8      SHARED VOTING POWER

  OWNED BY                                0
                                 -------  --------------------------------------
    EACH                           9      SOLE DISPOSITIVE POWER

 REPORTING                                1,175,391
                                 -------  --------------------------------------
   PERSON                          10     SHARED DISPOSITIVE POWER

    WITH                                  0
----------------  --------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,175,391
----------------  --------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES  |_|
----------------  --------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.5%
----------------  --------------------------------------------------------------
      14          TYPE OF REPORTING PERSON*

                  HC
================  ==============================================================

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CUSIP NO. 04516T105                    13D                           PAGE 3 of 6
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----------------  --------------------------------------------------------------
       1          NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  City of London Investment Management Company Limited, a
                  company incorporated under the laws of England and Wales.
----------------  --------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A) |_|
                                                                        (B) |_|
----------------  --------------------------------------------------------------
       3          SEC USE ONLY

----------------  --------------------------------------------------------------
       4          SOURCE OF FUNDS*

                  WC
----------------  --------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(D) OR 2(E)                             |_|

----------------  --------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  England and Wales

----------------  --------------------------------------------------------------
 NUMBER OF                         7      SOLE VOTING POWER

   SHARES                                 1,175,391
                                 -------  --------------------------------------
BENEFICIALLY                       8      SHARED VOTING POWER

  OWNED BY                                0
                                 -------  --------------------------------------
    EACH                           9      SOLE DISPOSITIVE POWER

 REPORTING                                1,175,391
                                 -------  --------------------------------------
   PERSON                          10     SHARED DISPOSITIVE POWER

    WITH                                  0
----------------  --------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,175,391
----------------  --------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES  |_|
----------------  --------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.5%
----------------  --------------------------------------------------------------
      14          TYPE OF REPORTING PERSON*

                  IA
================  ==============================================================

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CUSIP NO. 04516T105                    13D                           PAGE 4 of 6
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This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on November 29, 2001 (the "Original Schedule 13D") by City of London Investment Group PLC and City of London Investment Management Company Limited relating to the shares of common stock, par value $.01 per share (the "Shares"), of The Asia Pacific Fund, Inc., a Maryland corporation (the "Fund"). This Amendment No. 1 amends and restates the Original Schedule 13D with respect to
Item 5. All other information in the Original Schedule 13D remains in effect.
All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

This Amendment No. 1 is being filed solely to reflect the disposition by the Reporting Persons of an aggregate of 377,304 Shares in connection with the Fund's self tender offer (the "Tender Offer"), which was consummated on December 14, 2001.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a) and (b). As of December 14, 2001, EWF, GEM, IEM, MPEM and GFM owned directly 58,358, 348,020, 348,020, 348,018 and 72,975 Shares,
          respectively, representing approximately 0.42%, 2.52%, 2.52%, 2.52% and 0.53%, respectively, of the 13,792,096 Shares outstanding immediately after giving effect to the Tender Offer. The number of Shares indicated in the preceding sentence as being outstanding immediately after giving effect to the Tender Offer is based upon information contained in the Fund's press releases dated December 10, 2001 and December 14, 2001.

          As of December 14, 2001, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 1,175,391 Shares owned directly by the City of London Funds, representing approximately 8.5% of the 13,792,096 Shares outstanding immediately after giving effect to the Tender Offer.

          As of December 14, 2001, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 1,175,391 Shares owned directly by the City of London Funds, representing approximately 8.5% of the 13,792,096 Shares outstanding immediately after giving effect to the Tender Offer.

          (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex A to this Amendment No. 1.

          (d). None

          (e). Not Applicable

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CUSIP NO. 04516T105                    13D                           PAGE 5 of 6
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 09, 2002


                                        CITY OF LONDON INVESTMENT
                                        GROUP PLC



                                        / s /       Douglas F. Allison
                                        ----------------------------------------
                                        Name: Douglas F. Allison
                                        Title: Finance Director



                                        CITY OF LONDON INVESTMENT
                                        MANAGEMENT COMPANY LIMITED



                                        / s /       Clayton Gillece
                                        ----------------------------------------
                                        Name: Clayton Gillece
                                        Title: Fund Manager

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CUSIP NO. 04516T105                    13D                           PAGE 6 of 6
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                                     ANNEX A

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS


                       Number of Shares     City of London
                       of Common Stock        Fund which        Price Per Share
      Date           Purchased/(Sold)(1)   Purchased/(Sold)(1)        (US$)
      ----           -------------------   -------------------        -----
December 14, 2001           (18,732)                EWF               9.56
December 14, 2001          (111,716)                GEM               9.56
December 14, 2001          (111,716)                IEM               9.56
December 14, 2001          (111,715)               MPEM               9.56
December 14, 2001           (23,425)                GFM               9.56


---------------------

(1) All sales were made to the Fund in connection with the Tender Offer.